As filed with the Securities and Exchange Commission on November 4, 2013

Investment Company Act File No. 811-21630

Securities and Exchange Commission
Washington, D.C. 20549
____________________

SCHEDULE TO
Issuer Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
 of the Securities Exchange Act of 1934
(Amendment No. 1)

NT ALPHA STRATEGIES FUND
(Name of Issuer)

NT ALPHA STRATEGIES FUND
(Name of Person Filing Statement)

Common Units of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Craig Carberry
NT Alpha Strategies Fund
50 South LaSalle Street
Chicago, Illinois 60603
(312) 630-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Philip H. Harris, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Calculation of Filing Fee:

Transaction Valuation	Amount of Filing Fee
$65,000,000.00*	$8,372.00**

*	Calculated at the aggregate maximum purchase price to be paid for common units of beneficial interest in the offer.

**	Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,576.00
Filing Party: NT ALPHA STRATEGIES FUND
Form or Registration No.: SC-TO-I
Date Filed: October 17, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on October 17, 2013 by NT Alpha Strategies Fund (the “Fund”), a non-diversified closed-end management investment company organized as a Delaware statutory trust.  This Amendment relates to the Fund’s offer to purchase (the “Offer”) Common Units upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated October 17, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (together, the “Original Offer”).  The information in the Original Offer is incorporated herein by reference in this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Original Offer is hereby amended to increase the amount of Common Units the Fund is offering to purchase.  As amended, the Fund is offering to purchase up to a number of Common Units having an NAV, as of the last calculation of NAV preceding the expiration of the Offer, of $65,000,000.00.

The Fund has provided to Unitholders a notice of the amendment of the terms of the Offer (the “Notice of Amendment”), which is attached hereto as Exhibit (a)(1)(vi) and is incorporated herein by reference.

Item 1.           Summary Term Sheet

The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:

On November 4, 2013, the Fund amended the terms of the Offer to increase the amount of Common Units the Fund is offering to purchase.  As amended, the Fund is offering to purchase up to a number of Common Units having an NAV, as of the last calculation of NAV preceding the expiration of the Offer, of $65,000,000.00.

Reference is made to the Notice of Amendment that is attached as Exhibit (a)(1)(vi) and is incorporated herein by reference.

Item 4.           Terms of the Transaction

The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:

On November 4, 2013, the Fund amended the terms of the Offer to increase the amount of Common Units the Fund is offering to purchase.  As amended, the Fund is offering to purchase up to a number of Common Units having an NAV, as of the last calculation of NAV preceding the expiration of the Offer, of $65,000,000.00.

Reference is made to the Notice of Amendment that is attached as Exhibit (a)(1)(vi) and is incorporated herein by reference.

Item 12.         Exhibits

Item 12 is hereby amended and supplemented to include the following exhibit:

Exhibit No.	Document

(a)(1)(vi)	Notice of Amendment of Terms of Offer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NT ALPHA STRATEGIES FUND

By:	/s/ Craig R. Carberry
Craig R Carberry
Secretary

November 4, 2013

Exhibit Index

Exhibit No.	Document

(a)(1)(vi)	Notice of Amendment of Terms of Offer